THE LAW OFFICE OF
CONRAD C. LYSIAK
 601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

June 8, 2007

Mr. S. Thomas Kluck II
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, D.C. 20549-3561

RE:   ESE Corporation
Form SB-2 Registration
SEC File No. 333-128110

Dear Mr. Kluck:

In response to your letter of comments dated May 6, 2007, please be advised as follows:

General

1.     The language has been revised. The Company does not know when it will start doing business. We have added additional language and revised the document to reflect the Company must raise approximately $55,000; have the registration statement declared effective; and, have the common stock listed for trading of the Bulletin Board.

Management's Discussion and Analysis of Financial Condition or Plan of Operation

2.     The revision requested has been made.

3.     The revision requested has been made.

Results of Operation

4.     The document has been revised.

Securities and Exchange Commission
RE:   ESE Corporation, Form SB-2
Registration, SEC File No. 333-128110
June 8, 2007

5.     The disclosure has been revised.

6.     Disclosure of cash on hand has been provided.

Yours truly,

CONRAD C. LYSIAK
 Conrad C. Lysiak

CCL:jtb